SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE GENERAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON MARCH 30, 2004, PREPARED IN A SUMMARIZED FORMAT.

NIRE: 33300011595

1. Date: March 30, 2004.

2. Time: 09:30h.

3. Location: Av. Juscelino Kubitschek, n° 1830, Torre I, 14° andar, São Paulo, SP.

4. Participants: Benjamin Steinbruch (President), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Mauro Molchansky, and Felipe Ha Jong Kim (General Secretary).

6. Agenda: 6.2 – Grouping of Shares – The Board of Directors unanimously agreed to (i) ratify the deliberation of March 9, 2004 regarding the split of the shares representing the company’s capital stock, an operation through which each share of the capital stock shall be represented by four (4) shares and (ii) approved the proposal for the grouping of these shares at a ratio of one thousand (1,000) shares to one (1). Thereby, the two operations, split followed by grouping, shall result in a single event, which is the grouping of 250 (two hundred and fifty) shares to one (1) share. So, after conclusion of these operations, the composition of the company’s capital stock will be 71,729,261,430 to 286,917,045 shares. The operation shall have the following characteristics: (i) Grouping proportion: The shares shall be grouped in the proportion of 250 (two hundred and fifty) shares to one (1) and, after the process is concluded, they shall only be negotiated by their unit quotation; (ii) Time period for position adjustment by the shareholders: After the approval by the General Shareholders’ Meeting, the company shall publish announcement to the market, establishing a time period of 30 (thirty) days, from the day of the announcement publication, so that the shareholders, at their free and exclusive discretion, can buy or sell the number of shares required to the rounding up of their positions, so that they do not generate fractions after the grouping process. The positions of their shares may be adjusted by the shareholders through brokerage houses of their choice, and if this is done through Itaú Corretora S.A. and, exclusively on the amount required to reach the multiple of 250 (two hundred and fifty) shares immediately above it, will be exempted from brokerage fee and stipends, and for such purpose, the shareholders shall go to any branch of Banco Itaú. The Board of Directors empowered the Executive Board to assess the possibility of choosing other brokers, in addition to Itaú Corretora S.A., so that the shareholders may adjust their positions with exemption of brokerage fee and stipends; (iii) Adjustments required: After the time period established for the adjustment by the shareholders has elapsed, eventual fractions of shares still held by the shareholders shall be grouped in whole numbers and sold in an auction to be held at BOVESPA, and the due values shall be credited in the current accounts of the holders of the fractions. For the shareholders, whose accounts are paralyzed or outdated, the value of the fraction disposal shall be kept available for the company, for a period of 5 (five) years; (iv) Effectiveness: The grouping shall become effective as of the first day after the end of the term stated in item 2) above, at which time the shares will start being negotiated only by their unit quotation; (v) Ratio of shares by ADR – After the conclusion of the operation, the ratio of shares by ADR shall be changed and such ratio will be one (1) share to one (1) ADR in the American Market (NYSE). This split operation followed by the company’s share grouping aims at adjusting the share’s quotation unit price, aiming at improving the liquidity conditions of the securities at the stock exchange, cost reduction and better service to the shareholders. This deliberation will be submitted to the next Special Shareholders’ Meeting, to be held on the same date as the next Annual Shareholders’ Meeting. I attest that the decisions transcribed herein are true to the original of the minutes filed at the headquarters of the Company.

COMPANHIA SIDERÚRGICA NACIONAL

Felipe Ha Jong Kim
General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.